Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129651
WELLS TIMBERLAND REIT, INC.
SUPPLEMENT NO. 8 DATED AUGUST 22, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007
     This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008 and Supplement No. 7 dated July 31, 2008 relating to our offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 8 is to disclose:
•	the status of our initial public offering;
•	the amended and restated Advisory Agreement;
•	the amendment of our charter;
•	additional disclosures regarding “Federal Income Tax Considerations”;
•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2008, filed on August 13, 2008; and
•	our unaudited financial statements as of and for the three months and six months ended June 30, 2008 as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2008.
Status of Our Initial Public Offering
     As of August 18, 2008, we had received aggregate gross offering proceeds, net of discounts, of approximately $102.8 million from the sale of approximately 10.3 million shares in our initial public offering. As of August 18, 2008, approximately 64.7 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan.
Amended and Restated Advisory Agreement
     On July 11, 2008, we amended and restated the advisory agreement (the “Amended Advisory Agreement”) by and among us, Wells Timberland Operating Partnership, L.P. and Wells TIMO. The Amended Advisory Agreement amends certain definitions in order to provide for the reimbursement of expenses to Wells TIMO by us in connection with offerings of our common stock that are exempt from the registration provisions of the Securities Act of 1933. The Amended Advisory Agreement is effective through July 11, 2009, although any party may terminate the Amended Advisory Agreement without cause or penalty upon providing 60 days’ written notice.
Amendment of Charter
     On January 17, 2008, our board of directors approved an extension of the termination date of this offering from August 11, 2008 to August 11, 2009. This resulted in an extension of the tenth anniversary of the termination of this offering from August 11, 2018 to August 11, 2019. On March 26, 2008, our board of directors approved an amendment to our charter fixing the liquidation date to August 11, 2018, and submitted the amendment for approval by our stockholders at the annual meeting. On August 13, 2008, at the annual meeting, our stockholders approved the amendment to the charter.

Federal Income Tax Considerations
     The following is hereby inserted into the prospectus under the heading “Federal Income Tax Considerations”:
     While we have not yet qualified or elected to be taxed as a REIT and do not expect to qualify for our 2008 taxable year. We intend to elect to be taxed as a REIT in the future if we would otherwise qualify to be taxed as a REIT. REIT qualification requires ongoing satisfaction of various requirements in the Internal Revenue Code regarding the diversity of our ownership, the nature of our gross income and assets, and our distributions. These requirements are amended by Congress from time to time. Two recently enacted bills have contained important changes to the REIT requirements.
     On May 22, 2008, the Food Conservation and Energy Act of 2008 (the “Farm Bill”) was enacted into law after the House and Senate overrode President Bush’s veto. The Farm Bill contains a number of provisions relating to timber REITs. While all the provisions are favorable, for budgetary reasons, they all sunset and would apply only to our taxable year ending December 31, 2009 if we otherwise were to qualify as a REIT for such year. There is no assurance that these provisions will be extended or made permanent. The REIT provisions in the Farm Bill are summarized as follows:
•	Timber sale gains under sections 631(a) (provided that the timber is cut by a taxable REIT subsidiary) and 631(b) are qualifying income for purposes of the 75% and 95% gross income tests, without regard to how long the timber was held. Any such sales are not subject to the prohibited transaction tax.
•	Mineral royalty income of a qualifying timber REIT, i.e., a REIT in which more than 50% of its assets consists of real property held in connection with a trade or business of producing timber, is treated as qualifying income for purposes of the 95% gross income test.
•	A qualifying timber REIT is permitted to own taxable REIT subsidiary securities representing up to 25% of the value of the REIT’s assets (up from 20%).
•	The holding period requirement for the safe harbor for avoiding the prohibited transaction tax is reduced to two years for certain conservation sales of timber property.
     On July 30, 2008, President Bush signed into law the Housing and Economic Recovery Act of 2008 (the “Housing Act”) which includes a number of REIT provisions. The new provisions relate to (1) foreign currency issues, (2) limitations on holding taxable REIT subsidiary securities, (3) prohibited transactions, and (4) special rules for health care and lodging facilities (which we do not expect to ever be relevant to us).
•	The Housing Act contains a number of provisions relating to foreign currency gains (generally gains that are attributable to exchange rate changes involving a currency other than the REIT’s functional currency) and gives Treasury general authority to determine that other types of income may be disregarded in applying the 75% gross income test and/or the 95% gross income test or may be treated as qualifying income in applying the 75% gross income test and/or the 95% gross income test. We have not made any investments outside the United States and do not presently have any foreign currency issues. However, one of the Housing Act provisions relating to foreign currency affects the treatment of hedging generally. Income from properly identified transactions that hedge indebtedness incurred or to be incurred to acquire or carry real estate assets has been treated as nonqualifying income for purposes of the 75% gross income test but has been disregarded for purposes of the 95% gross income test. Under the Housing Act, such income is also disregarded for purposes of the 75% gross income test.

•	The Housing Act expands the limitation on holdings of securities of taxable REIT subsidiaries from 20% to 25% of a REIT’s gross assets. The expansion applies permanently and to all REITs, rather than the temporary targeted provision in the Farm Bill.
•	The Housing Act made several modifications to the safe harbor for avoiding the 100% prohibited transaction tax imposed on dealer sales. First, the Housing Act reduces the minimum holding period in the safe harbor from four years to two years. The special two-year rule for timber enacted in the Farm Bill generally is eliminated. Second, for REITs that cannot satisfy the seven sales limit, the Housing Act changes the alternative limit of 10% of the adjusted basis of the REIT’s assets to the higher of 10% of the fair market value or adjusted basis of the REIT’s assets. Third, the Housing Act clarifies that gain from sales qualifying for the safe harbor is not treated as capital gain unless it would otherwise qualify as capital gain.
Management’s Discussion and Analysis and Results of Operations
     The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007 included in the prospectus. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated see “Risk Factors” in the prospectus and Supplement No. 8.
Overview
     We were formed on September 27, 2005 to acquire and operate a diversified portfolio of timberland properties located in the timber-producing regions of the United States and, to a limited extent, in other countries. We generate a substantial majority of our revenue and income by selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, from selling HBU timberland and leasing land-use rights to third parties. We expect to generate additional revenues and income from selling the rights to extract natural resources from timberland other than timber. We have no paid employees and are externally advised and managed by Wells TIMO, a wholly owned subsidiary of Wells Capital.
     We began receiving investor proceeds from the sale of our common stock under this offering in May 2007. On July 11, 2007, we raised our minimum offering of $2.0 million, and thus commenced operations. In October 2007, we began acquiring timber assets. We continued receiving investor proceeds under this offering through June 30, 2008. Thus, our results of operations for the three months and six months ended June 30, 2008 and 2007 are indicative of an early-stage enterprise with growing revenues and expenses associated with the acquisition of timber assets, interest expense associated with debt financing on the acquisition of timber assets, and general and administrative expenses associated with the acquisition and operation of timber assets. As of June 30, 2008, we have raised gross offering proceeds of approximately $90.5 million through the issuance of our common stock and approximately $32.1 million through the issuance of our preferred stock.
     On October 9, 2007, we acquired approximately 322,800 acres of timberland (consisting of approximately 228,100 acres of timberland held in fee simple interests and approximately 94,700 acres of timberland held in long-term leasehold interests) located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia (the “Mahrt Timberland”) for a purchase price of approximately $400.0 million, exclusive of closing costs. We paid for the acquisition of the Mahrt Timberland through the delivery of a promissory note to MeadWestvaco Subsidiary in the amount of approximately $398.0 million with a maturity date of October 9, 2027 (the “MWV Promissory Note”) and cash for the remainder. The MWV Promissory Note is supported by a deposit account (the “Deposit Account”) and standby letter of credit issued by Wachovia Bank, N.A. (“Wachovia Bank”) in the amount of approximately $407.9 million. Interest earned on the Deposit Account is intended to be sufficient to pay interest expense incurred on the MWV Promissory Note. We funded the Deposit Account and paid transaction costs with proceeds obtained through a combination of debt financing ($372.0 million), the sale of shares of our preferred stock to Wells Real Estate Funds (“WREF”) ($32.1 million), and the sale of common stock in this offering ($18.0 million). The $372.0 million debt financing consisted of a first mortgage loan for $212.0 million with CoBank, ACB serving as lead lender and administrative agent (the “Senior Loan”) and a second mortgage loan, as amended, for $160.0 million with Wachovia Bank serving as lead lender and administrative agent (the “Mezzanine Loan”).
     Our most significant risks and challenges include our ability to raise a sufficient amount of equity that will allow us to repay the loans associated with the Mahrt Timberland acquisition and to invest in a diversified portfolio. To the extent that significant funds are not raised, we may not be able to repay the loans or achieve sufficient diversification to guard against the general economic, industry-specific, financing, and operational risks generally associated with individual investments.
Liquidity and Capital Resources
Overview
     In May 2007, we began to sell shares of our common stock to the public under this offering. During the six months ended June 30, 2008, we have raised proceeds under this offering, net of fees, expenses and redemptions of common stock, of approximately $42.4 million, substantially all of which was used to repay amounts outstanding on the Mezzanine Loan. All of the proceeds raised under this offering of common stock, net of fees, expenses and redemptions of our common stock due to death and qualifying disability, are required to be used to service the Mezzanine Loan, which currently incurs interest at a rate of 11.0%. During the three months ended June 30, 2008, we paid down the Mezzanine Loan by approximately $36.5 million, which, when added to principal payments made in prior periods, reduced the outstanding principal balance of the Mezzanine Loan to an amount not greater than $120.0 million, as required under the terms of the amended mezzanine loan agreement. We are required to pay down the outstanding principal balance of the Mezzanine Loan to an amount not greater than $90.0 million by August 29, 2008 and to an amount not greater than $60.0 million by October 17, 2008. Provided these repayment thresholds are met, the Mezzanine Loan will mature and any remaining outstanding principal balances will become due and payable on March 2, 2009. As of July 31, 2008, the outstanding principal balance of the Mezzanine Loan was approximately $106.9 million. Net cash flows generated from our operations, including proceeds received from the sale of timber and timberland less a working capital reserve, are required to be used to service the Senior Loan, which matures on September 9, 2010. Once the Mezzanine Loan is repaid in full, future proceeds raised under this offering of common stock, net of fees, expenses and redemptions of common stock, are required to be used to repay the Senior Loan until achieving a 40% Senior Loan to collateral value ratio.
     In addition, the Senior Loan and Mezzanine Loan contain restrictive covenants that prohibit us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders while the Senior Loan and Mezzanine Loan are outstanding. As a result, we will be unable to make any payments or distributions to our stockholders until the Mezzanine Loan is repaid in full and after reduction of the Senior Loan to a 40% Senior Loan to collateral value ratio. Once the Mezzanine Loan and Senior Loan have been settled in full, future proceeds raised from the sale of our shares under this offering will be deemed available for investment in timberland and related assets, and future operating cash flows will be deemed available for distribution to stockholders. In addition to those restrictive covenants discussed above, the Senior Loan and Mezzanine Loan require us to maintain certain debt service coverage ratios through the maturity dates of the Senior and Mezzanine Loans.
     We anticipate that our primary sources of future capital will be derived from the sale of our common stock under this offering and from operations through the sale of timberland and rights to access our land and harvest our timber to MeadWestvaco Subsidiary and other third parties. Following the settlement of the Mezzanine Loan and Senior Loan, the amount of cash available for distribution to stockholders and the level of distributions declared will depend primarily upon the amount of cash generated from our operating activities, our determination of funding needs for near-term capital and other debt service requirements, and our expectations of future cash flows.

Short-Term Liquidity and Capital Resources
     During the six months ended June 30, 2008, net operating cash outflows were approximately $1.3 million, which is primarily comprised of expenditures for interest expense, operating costs, forestry management fees, and general and administrative expenses in excess of receipts for timber and timberland sales, rental income from recreational leases, and interest income. During this period, we generated net proceeds from the sale of timberland of approximately $3.8 million, approximately $2.5 million of which was used to pay down the Senior Loan and approximately $1.3 million of which was used to fund a working capital reserve. During the six months ended June 30, 2008, we generated net cash flows from investing activities of approximately $0.6 million, which is comprised of escrowed funds released by our lenders, partially offset by investments in timber and timberland. During the six months ended June 30, 2008, we raised proceeds from the sale of common stock under this offering, net of commissions and dealer-manager fees, of approximately $43.3 million, approximately $36.5 million of which was used to pay down the Mezzanine Loan and approximately $0.3 million of which was used to fund a redemption of common stock. We expect to utilize the residual cash balance of approximately $4.4 million as of June 30, 2008 to satisfy current liabilities or reduce indebtedness.
Long-Term Liquidity and Capital Resources
     Over the long-term, we expect our primary sources of capital to include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. We expect our principal demands for capital to include funding future acquisitions of timberland, either directly or through investments in joint ventures; capital improvements for such timberland; offering-related costs; operating expenses, including interest expense on any outstanding indebtedness; and distributions.
     In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Once the Mezzanine Loan is repaid in full and after reduction of the Senior Loan to a 40% Senior Loan to collateral value ratio, we anticipate using cash generated from operations, after payments of periodic operating expenses, interest expense and certain capital expenditures required for our timberland, to pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. However, in addition to net cash flows from operations, we may periodically borrow funds on a short-term basis to fund distributions. Once the Mezzanine Loan is repaid in full and after reduction of the Senior Loan to a 40% Senior Loan to collateral value ratio, we anticipate using substantially all net proceeds raised from the sale of our shares under this offering to fund future acquisitions of timberland, to fund capital expenditures, and to pay down the Senior Loan and/or future borrowings. Proceeds generated from future debt financings may also be used to fund future acquisitions of timberland and capital expenditures.
     If sufficient equity or debt capital is not available, our future investments in timberland will be lower. Our charter precludes us from incurring debt in excess of 300% of our net assets, which we generally expect to approximate 75% of our timber assets before adjustment for noncash reserves, depletion, and amortization; however, we may temporarily exceed this limit upon the approval of a majority of our independent directors. In order to enable us to acquire the Mahrt Timberland, our board of directors authorized us to enter into financing arrangements that allowed us to borrow, in the aggregate, up to 100% of the purchase price of the Mahrt Timberland. In accordance with our charter, our board of directors, including a majority of our independent directors, determined that borrowing in excess of our general leverage limitation of 300% of our net assets was justified in connection with the Mahrt Timberland transaction because of the significance of the portfolio acquired and our expectation that subsequent proceeds raised in this offering will enable us to significantly reduce our overall leverage over time. As of June 30, 2008, our leverage ratio was approximately 88%. As a result of this transaction and the possibility that our board of directors may determine that it is in our best interest to pursue similarly leveraged timberland acquisitions in order to enable us to more quickly acquire a diversified portfolio of timberland properties, we are not able to anticipate with any degree of certainty what our leverage ratio will be in the near future. However, over the long-term, we expect our leverage ratio to be no more than 50%. In accordance with our charter, if our board of directors, including a majority of our independent directors, approves any borrowing in excess of our leverage limitation, we will disclose such approval to our stockholders in our next quarterly report, along with an explanation for such excess.
Contractual Obligations and Commitments
     We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Notes 5 and 7 of our accompanying consolidated financial statements for further explanations. All of the proceeds raised under this offering, net of fees, expenses and redemptions of our common stock for death and qualifying disability, are required to be used to service the Mezzanine Loan, which currently incurs interest at a rate of 11.0%. See “— Liquidity and Capital Resources.” Once the Mezzanine Loan is repaid in full, future proceeds raised under this offering, net of fees and expenses, are required to be used to service the Senior Loan until achieving a 40% Senior Loan to collateral value ratio.
     Our contractual obligations as of June 30, 2008 will become payable in the following periods:

	Payments Due by Period
Contractual Obligations	Total	2008		2009-2010	2011-2012	Thereafter
Outstanding debt obligations(1),(2)	$720,269,878	$113,059,288	(3)	$209,231,590	$—	$397,979,000
Operating lease obligations	20,731,322	414,698		4,157,327	3,669,254	12,490,043

Total	$741,001,200	$113,473,986		$213,388,917	$3,669,254	$410,469,043

(1)	Amounts include principal payments only. We made interest payments on the Senior Loan and the Mezzanine Loan of approximately $7.0 million and approximately 7.1 million, respectively, during the six months ended June 30, 2008, and expect to pay interest in future periods on outstanding debt obligations based on the rates and terms disclosed in Note 4 to our consolidated financial statements for the year ended December 31, 2007, included in Supplement No. 4.

(2)	A certificate of deposit in the amount of approximately $398.0 million will be used to settle approximately $398.0 million of the outstanding debt obligations on or before October 12, 2027.

(3)	Provided that, as of October 17, 2008, the aggregate outstanding principal amount of the Mezzanine Loan is no greater than $60.0 million and Wachovia Bank has a lien and security interest in collateral to be pledged by WREF, the guarantor of the Mezzanine Loan, the maturity date of the Mezzanine Loan shall be extended from October 17, 2008 to March 2, 2009.
Results of Operations
Overview
     Our results of operations are not indicative of those expected in future periods, as we expect that timber sales, timberland sales, other revenue, contract logging and hauling costs, depletion, asset and forestry management fees, land rent expense, amortization, and net income will increase in future periods as a result of anticipated future acquisitions of timber assets.
     This offering was declared effective on August 11, 2006, and we began actively selling shares of our common stock in May 2007. Following the receipt and acceptance of subscriptions for the minimum offering of $2.0 million on July 11, 2007, we commenced operations and acquired interests in approximately 322,800 acres of timberland in October 2007. Accordingly, the results of operations presented for the three months and six months ended June 30, 2008 and 2007, are not directly comparable.
Comparison of the three months ended June 30, 2007 versus the three months ended June 30, 2008
     Revenue. During the fourth quarter of 2007, we acquired interests in approximately 322,800 acres of timberland with an estimated 11.8 million tons of merchantable timber inventory. For the three months ended June 30, 2008, timber sales were approximately $10.0 million, and other revenues, which consisted primarily of rental income earned under recreational leases, totaled approximately $0.7 million. Timber sales and other revenues are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the timber assets acquired in 2007 for an entire year and future acquisitions of timber assets.
     Operating expenses. For the three months ended June 30, 2008, contract logging and hauling costs and depletion were approximately $5.0 million and $5.0 million, respectively. Asset and forestry management fees, land rent expense, and other operating costs were approximately $1.9 million, $0.6 million, and $1.3 million, respectively, for the three months ended June 30, 2008. Contract logging and hauling costs, depletion, asset and forestry management fees, land rent expense, and other operating expenses are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the timber assets acquired in 2007 for an entire year and future acquisitions of timber assets.
     General and administrative expenses. General and administrative expenses increased from approximately $0.4 million for the three months ended June 30, 2007 to approximately $1.2 million for the three months ended June 30, 2008, primarily due to increases in administrative reimbursements payable to Wells TIMO as a result of acquiring the Mahrt Timberland in the fourth quarter of 2007. In connection with owning the Mahrt Timberland for a full year, we anticipate future general and administrative expenses to continue to increase, as compared to historical periods.
     Interest income. For the three months ended June 30, 2008, we earned interest income of approximately $2.9 million on a certificate of deposit of approximately $398.0 million and other lender-required escrow accounts. Interest income earned on the certificate of deposit is entirely offset by interest expense incurred on the MWV Promissory Note. We did not have any interest income for the three months ended June 30, 2007. Future levels of interest income will vary, primarily due to changes in amounts required to be escrowed by our lenders and changes in market interest rates during future periods.
     Interest expense. During the three months ended June 30, 2008, we incurred interest expense of approximately $3.0 million on the MWV Promissory Note, approximately $2.4 million on the Senior Loan, and approximately $5.4 million on the Mezzanine Loan. We incurred interest expense of approximately $2,200 for the three months ended June 30, 2007. Our interest expense in future periods will vary based on our level of current and future borrowings, which will depend on the level of equity proceeds raised, the cost of future borrowings, and the opportunity to acquire timber assets fitting our investment objectives.
     Interest rate risk instruments. We recognized a net gain on our interest rate swap agreements that do not qualify for hedge accounting treatment of approximately $2.9 million for the three months ended June 30, 2008, primarily due to a market value adjustment to the interest rate swap agreement on the Senior Loan, which was prompted by increases in market interest rates during the second quarter of 2008. We expect that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily as a result of changes in market interest rates and changes in the economic outlook for future market rates.
     Net loss. We incurred a net loss for the three months ended June 30, 2008 of approximately $9.4 million, primarily as a result of incurring interest expense, net of interest income, of $7.9 million in connection with borrowings used to finance the purchase of the Mahrt Timberland. We opted to leverage the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under this offering. Our loss per share available to common stockholders for the three months ended June 30, 2008 was $1.32. As we continue to raise equity under this offering and use investor proceeds to repay the Mezzanine Loan and continue to earn operating income from the Mahrt Timberland and use operating cash flow to repay the Senior Loan, we anticipate moving from a loss position to an income position. We incurred a net loss for the three months ended June 30, 2007 of approximately $0.4 million, as a result of general and administrative expenses of approximately $0.4 million. Our loss per share available to common stockholders for the three months ended June 30, 2007 was $20.32.

Comparison of the six months ended June 30, 2007 versus the six months ended June 30, 2008
     Revenue. During the fourth quarter of 2007, we acquired interests in approximately 322,800 acres of timberland with an estimated 11.8 million tons of merchantable timber inventory. For the six months ended June 30, 2008, timber sales were approximately $20.5 million, timberland sales were approximately $4.0 million, and other revenues, which consisted primarily of rental income earned under recreational leases, totaled approximately $1.3 million. Timber sales and other revenues are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the timber assets acquired in 2007 for an entire year and future acquisitions of timber assets.
     Operating expenses. For the six months ended June 30, 2008, contract logging and hauling costs, depletion, and cost of timberland sold were approximately $10.2 million, $10.5 million, and $2.6 million, respectively. Asset and forestry management fees, land rent expense, and other operating costs were approximately $3.4 million, $1.2 million, and $1.6 million, respectively, for the six months ended June 30, 2008. Contract logging and hauling costs, depletion, asset and forestry management fees, land rent expense, and other operating expenses are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the timber assets acquired in 2007 for an entire year and future acquisitions of timber assets.
     General and administrative expenses. General and administrative expenses increased from approximately $0.6 million for the six months ended June 30, 2007 to approximately $2.3 million for the six months ended June 30, 2008, primarily due to increases in administrative reimbursements payable to Wells TIMO as a result of acquiring the Mahrt Timberland in the fourth quarter of 2007. In connection with owning the Mahrt Timberland for a full year, we anticipate future general and administrative expenses to continue to increase, as compared to historical periods.
     Interest income. For the six months ended June 30, 2008, we earned interest income of approximately $7.8 million on a certificate of deposit of approximately $398.0 million and other lender-required escrow accounts. Interest income earned on the certificate of deposit is entirely offset by interest expense incurred on the MWV Promissory Note. We did not have any interest income for the six months ended June 30, 2007. Future levels of interest income will vary, primarily due to changes in amounts required to be escrowed by our lenders and changes in market interest rates during future periods.
     Interest expense. During the six months ended June 30, 2008, we incurred interest expense of approximately $7.7 million on the MWV Promissory Note, approximately $5.4 million on the Senior Loan, and $10.8 million on the Mezzanine Loan. We incurred interest expense of approximately $2,200 for the six months ended June 30, 2007. Our interest expense in future periods will vary based on our level of current and future borrowings, which will depend on the level of equity proceeds raised, the cost of future borrowings, and the opportunity to acquire timber assets fitting our investment objectives.
     Interest rate risk instruments. We recognized a net loss on our interest rate swap agreements that do not qualify for hedge accounting treatment of approximately $2.2 million for the six months ended June 30, 2008, primarily due to a market value adjustment to the interest rate swap agreement on the Senior Loan, which was prompted by declines in market interest rates during the first half of 2008. We expect that future gains and losses on our interest rate swaps that do not qualify for hedge accounting treatment will fluctuate primarily as a result of additional changes in market interest rates and changes in the economic outlook for future market rates.
     Net loss. We incurred a net loss for the six months ended June 30, 2008 of approximately $24.2 million, primarily as a result of incurring interest expense, net of interest income, of $16.1 million in connection with borrowings used to finance the purchase of the Mahrt Timberland and incurring a loss on interest rate swaps of approximately $2.2 million related to our hedging of interest rate risk. We opted to leverage the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under this offering. Our loss per share available to common stockholders for the six months ended June 30, 2008 was $3.95. As we continue to raise equity under this offering and use investor proceeds to repay the Mezzanine Loan and continue to earn operating income from the Mahrt Timberland and use operating cash flow to repay the Senior Loan, we anticipate moving from a loss position to an income position. We incurred a net loss for the six months ended June 30, 2007 of approximately $0.6 million, as a result of general and administrative expenses of $0.6 million. Our loss per share available to common stockholders for the six months ended June 30, 2007 was $32.16.
EBITDA
     Earnings before Interest, Taxes, Depletion, and Amortization (“EBITDA”) is a non-GAAP measure of our operating cash-generating capacity and should not be viewed as an alternative to net income as a measurement of our operating performance. Wells Timberland REIT, Inc.’s reconciliation of net loss to EBITDA for the three months and six months ended June 30, 2008 and 2007 follows:

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Net loss	$(9,417,019)	$(406,424)	$(24,201,692)	$(643,232)
Add:
Unrealized (gain) loss on interest rate swaps that do not qualify for hedge accounting treatment(1)	(4,006,602)	—	365,252	—
Interest expense(1)(2)	9,829,641	2,165	21,517,838	2,231
Depletion	5,022,884	—	10,512,082	—
Amortization(1)	2,135,752	—	4,271,515	—

EBITDA	$3,564,656	$(404,259)	$12,464,995	$(641,001)

(1)	For the purpose of the above reconciliation, amortization includes amortization of deferred financing costs and amortization of intangible lease assets, which are included in either interest expense, gain (loss) on interest rate swaps or land rent expense in the accompanying consolidated statements of operations for the three months and six months ended June 30, 2008.

(2)	Includes interest expense of approximately $2.9 million and approximately $7.5 million for the three months and six months ended June 30, 2008, respectively, incurred on the MWV Promissory Note, which is entirely offset by interest income earned on a certificate of deposit.
Election as a REIT
     Pursuant to our charter, our board of directors has the authority to determine when and if it is in our best interest to elect to qualify for federal income tax treatment as a REIT. We expect that our board of directors will elect for us to qualify as a REIT for the first taxable year in which (1) we would otherwise qualify to be taxed as a REIT and (2) we generate substantial taxable income such that REIT status would be in the best interest of our stockholders. Due to our acquisition of the Mahrt Timberland on October 9, 2007 and restrictions imposed by the Senior Loan and the Mezzanine Loan, our board of directors believes that we will most likely not elect to be taxed as a REIT for the taxable year ending December 31, 2008. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we subsequently fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Inflation
     In connection with the acquisition of the Mahrt Timberland, we entered into a master stumpage agreement and a fiber supply agreement (the “Timber Agreements”) with MeadWestvaco Subsidiary. The Timber Agreements provide that we will sell to MeadWestvaco specified amounts of timber subject to bi-annual market pricing adjustments and monthly fuel pricing adjustments, which are intended to protect us from, and mitigate the risk of, the impact of inflation. The price of timber has generally increased with increases in inflation. Because of our brief operating history, we have not noticed a significant impact from inflation or changing prices on our net sales or revenues, nor on income from continuing operations.
Application of Critical Accounting Policies
     Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues, and expenses would have been recorded, thus resulting in a different presentation of the financial statements or different amounts reported in the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.
     A discussion of the accounting policies that management deems critical because they may require complex judgment in their application or otherwise require estimates about matters that are inherently uncertain, is provided below:
Timber, Timberlands, and Depletion
     Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated road amortization. We capitalize timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation, growing or purchases of seedlings, planting, fertilization, herbicide application, and the thinning of tree stands to improve growth. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands, and forestry management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over their estimated useful lives. Costs for roads built to access a single logging site are expensed as incurred.
     Depletion, or costs attributed to timber harvested, is charged against income as trees are harvested. Fee-simple timber tracts owned for longer than one year are pooled together for depletion calculation purposes. Depletion rates are determined at least annually by dividing (a) the sum of (i) net carrying value of the timber, which equals the original cost of the timber less previously recorded depletion, and (ii) capitalizable silviculture costs incurred and expected to be incurred on specific sites already planned and approved, by (b) the total timber volume estimated to be available over the harvest cycle. The capitalized silviculture cost is limited to the expenditures that relate to establishing stands of timber. For each timber tract owned less than one year, depletion rates are determined by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.
     We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our timber assets may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of timber assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. Impairment losses would be recognized for (i) long-lived assets used in our operations when the carrying value of such assets exceeds the undiscounted cash flows estimated to be generated from the future operations of those assets, and (ii) long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We intend to use one harvest cycle for the purpose of evaluating the recoverability of timber and timberlands used in our operations. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes and are discounted at the risk-free rates of interest. We consider assets to be held for sale at the point at which a sale contract is executed and the buyer has made a nonrefundable earnest money deposit against the contracted purchase price. We have determined that there has been no impairment of our long-lived assets to date.
Allocation of Purchase Price of Acquired Assets
     Upon the acquisition of timberland properties, we allocate the purchase price to tangible assets, consisting of timberland, timber, and identified intangible assets and liabilities, which may include values associated with in-place leases or supply agreements, based in each case on our estimate of their fair values.
     The fair values of timberland and timber are determined based on available market information and estimated cash flow projections that utilize appropriate discount factors and capitalization rates. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The values are then allocated to timberland and timber based on our determination of the relative fair value of these assets.
     The in-place ground leases with us as the lessee have value associated with effective contractual rental rates that are below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) our estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the remaining terms of the respective leases.
Revenue Recognition
     Revenue from the sale of timber is recognized when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) legal ownership and the risk of loss is transferred to the purchaser, (iii) price and quantity is determinable, and (iv) collectibility is reasonably assured. Our primary sources of revenue are recognized as follows:
(1)	For delivered sales contracts, which include amounts billed for logging and hauling of timber, revenues are recognized upon delivery to the customer.
(2)	For pay-as-cut contracts, the purchaser acquires the right to harvest specified timber on a tract, at an agreed-upon price per unit. Payments and contract advances are recognized as revenue as the timber is harvested based on the contracted sale rate per unit.
(3)	For lump-sum sale contracts, the purchaser generally pays the purchase price upon execution of the contract. Title to the timber and risk of loss transfers to the buyer at the time the contract is consummated. Revenues are recognized upon receipt of the purchase price. When the contract expires, ownership of the remaining standing timber reverts to us; however, adjustments are not made to the revenues previously recognized. Any extensions of time will be negotiated under a new or amended contract.
(4)	Revenues from the sale of higher and better use timberland and non-strategic timberlands are recognized when title passes and full payment or a minimum down payment is received and full collectibility is assured. If a down payment of less than the minimum down payment is received at closing, we will record revenue based on the installment method.

Related-Party
Transactions and Agreements
     We have engaged Wells TIMO and its affiliates to perform certain services under agreements which require us to pay fees and reimbursements to Wells TIMO or its affiliates, including asset management and disposition fees, selling commissions and dealer-manager fees, as well as subject to certain limitations, reimbursements of organization and offering costs, and certain operating costs. See Note 7 to our accompanying consolidated financial statements for a detailed discussion of our related-party agreements and the related transactions, fees and reimbursements.
Assertions of Legal Actions against Related Parties
     On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc., formerly known as Wells Real Estate Investment Trust, Inc. (referenced herein as “Piedmont REIT”) filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT, Wells Capital, the owner of our advisor, certain affiliates of WREF, and certain of our officers and directors who formerly served as officers or directors of Piedmont REIT prior to the closing of an internalization transaction by Piedmont REIT on April 16, 2007. The complaint alleges, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the Securities and Exchange Commission (“SEC”) on February 26, 2007, as amended. The complaint seeks, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. On April 17, 2007, the Court granted the defendants’ motion to transfer venue to the United States District Court for the Northern District of Georgia, and the case was docketed in the Northern District of Georgia on April 24, 2007. On June 7, 2007, the court granted a motion to designate the class lead plaintiff and class co-lead counsel. On June 27, 2007, the plaintiff filed an amended complaint, which attempts to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT. On July 9, 2007, the court denied the plaintiff’s motion for expedited discovery related to an anticipated motion for a preliminary injunction. On August 13, 2007, the defendants filed a motion to dismiss the amended complaint. On March 31, 2008, the court granted in part the defendants’ motion to dismiss the amended complaint. The court dismissed five of the seven counts of the amended complaint in their entirety. The court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised defenses to the second amended compliant. On June 23, 2008, the plaintiff filed a motion for class certification. As of the date of this filing, the time for the defendants to respond to the plaintiff’s motion for class certification has not yet passed. The parties are presently engaged in discovery. Wells Capital and our officers and directors who are named in the complaint intend to vigorously defend this action. Any financial loss incurred by Wells Capital or its affiliates, including our advisor, could hinder our advisor’s ability to successfully manage our operations and our portfolio of investments.
     On August 24, 2007, two stockholders of Piedmont REIT filed a derivative complaint styled Donald and Donna Goldstein, Derivatively on behalf of Defendant Wells Real Estate Investment Trust, Inc. v. Leo F. Wells, III, et al., in the Superior Court of Fulton County, Georgia, on behalf of Piedmont REIT against, among others, Wells Capital, certain affiliates of WREF, and certain of our officers and directors who formerly served as officers and directors of Piedmont REIT prior to the closing of the Piedmont REIT internalization transaction on April 16, 2007. The complaint alleges, among other things, that the consideration paid by Piedmont REIT as part of its internalization transaction was excessive; that the defendants breached their fiduciary duties to Piedmont REIT; and that the internalization transaction unjustly enriched the defendants. The complaint seeks, among other things, a judgment declaring that the defendants have committed breaches of their fiduciary duties and were unjustly enriched at the expense of Piedmont REIT; monetary damages equal to the amount by which Piedmont REIT has been damaged by the defendants; an order awarding Piedmont REIT restitution from the defendants and ordering disgorgement of all profits and benefits obtained by the defendants from their wrongful conduct and fiduciary breaches; an order rescinding the internalization transaction; and the establishment of a constructive trust upon any benefits improperly received by the defendants as a result of their wrongful conduct. On October 19, 2007, the court verbally granted the defendants’ motion for a protective order (and entered a written order on October 24, 2007) staying discovery until the court rules on the defendants’ motion to dismiss the complaint. On October 31, 2007, the defendants filed their motion to dismiss the plaintiffs’ derivative complaint. On December 19, 2007, the court entered an order allowing the plaintiffs to take limited written discovery on the issue of derivative demand, but the discovery stay entered in October 2007 otherwise remains in effect. The defendants responded to the limited discovery requested by the plaintiffs. On January 10, 2008, the plaintiffs filed an amended complaint, which contains substantially the same counts against the same defendants as the original complaint with certain additional factual allegations based primarily on events occurring after the original complaint was filed. In addition, the plaintiffs have responded to a motion to dismiss this lawsuit. A hearing on the motion to dismiss was held on February 22, 2008, and on March 13, 2008, the Court granted the motion to dismiss. On April 11, 2008, the plaintiffs filed a notice to appeal the Court’s judgment granting the defendants’ motion to dismiss.
Commitments and Contingencies
     As of June 30, 2008, Wells TIMO had incurred organization and offering expenses on our behalf of approximately $3.3 million, of which we will reimburse Wells TIMO up to 1.2% of total gross capital raised from the sale of our common stock to the public. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds we will not be obligated to reimburse Wells TIMO for such costs. See Note 7 to our accompanying consolidated financial statements for further discussion of the terms of the Advisory Agreement.
Subsequent Events
     Subsequent to June 30, 2008, we sold additional shares of common stock as more fully explained in this Supplement No. 8 under the heading “Status of Our Initial Public Offering.” On July 11, 2008, we entered into the master purchase agreement as described in Supplement No. 6 dated July 11, 2008. On July 11, 2008, we amended and restated our Advisory Agreement as described in this Supplement No. 8 under the heading “Amended and Restated Advisory Agreement”. On August 13, 2008, our stockholders approved an amendment to our charter as more fully explained in this Supplement No. 8 under the heading “Amendment of Charter”.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	June 30,	December 31,
	2008	2007
Assets:
Cash and cash equivalents	$4,351,952	$1,474,780
Restricted cash and cash equivalents	12,595,697	13,808,547
Certificate of deposit	397,979,000	397,979,000
Accounts receivable	200,086	145,207
Prepaid expenses and other assets	5,704,473	8,431,010
Deferred financing costs, less accumulated amortization of $6,101,026 and $1,912,732 as of June 30, 2008 and December 31, 2007, respectively	3,821,813	8,010,107
Timber assets, at cost:
Timber and timberlands, net	385,502,434	397,719,538
Intangible lease assets, less accumulated amortization of $121,132 and $37,912 as of June 30, 2008 and December 31, 2007, respectively	915,721	998,941

Total assets	$811,071,176	$828,567,130

Liabilities:
Accounts payable and accrued expenses	$4,980,178	$6,794,825
Due to affiliates	7,961,404	4,106,380
Other liabilities	6,591,161	5,044,927
Notes payable:
MWV promissory note	397,979,000	397,979,000
Senior loan (Note 4)	209,231,590	212,000,000
Mezzanine loan (Note 4)	113,059,288	149,598,170

Total liabilities	739,802,621	775,523,302

Commitments and Contingencies (Note 5)

Stockholders’ Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized:
8.5% Series A preferred stock, $1,000 liquidation preference; 32,128 shares issued and outstanding as of June 30, 2008 and December 31, 2007	34,115,598	32,757,620
Common stock, $0.01 par value; 900,000,000 shares authorized; 9,037,565 and 4,320,101 shares issued and outstanding as of June 30, 2008 and December 31, 2007, respectively	90,376	43,201
Additional paid-in capital	79,279,346	38,258,080
Accumulated deficit	(42,216,765)	(18,015,073)

Total stockholders’ equity	71,268,555	53,043,828

Total liabilities and stockholders’ equity	$811,071,176	$828,567,130

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenues:
Timber sales	$9,954,766	$—	$20,506,132	$—
Timberland sales	—	—	4,024,273	—
Other revenues	650,041	—	1,343,204	—

	10,604,807	—	25,873,609	—

Expenses:
Contract logging and hauling costs	4,960,018	—	10,155,145	—
Depletion	5,022,884	—	10,512,082	—
Cost of timberland sales	—	—	2,557,581	—
General and administrative expenses	1,176,258	404,259	2,349,942	641,001
Asset and forestry management fees:
Related-party	998,993	—	2,005,790	—
Other	921,400	—	1,425,678	—
Land rent expense	636,639	—	1,240,676	—
Other operating expenses	1,301,722	—	1,568,103	—

	15,017,914	404,259	31,814,997	641,001

Operating loss	(4,413,107)	(404,259)	(5,941,388)	(641,001)

Other income (expense):
Interest income	2,913,268	—	7,811,080	—
Interest expense	(10,816,379)	(2,165)	(23,902,025)	(2,231)
Gain (loss) on interest rate swaps	2,899,199	—	(2,169,359)	—

	(5,003,912)	(2,165)	(18,260,304)	(2,231)

Net loss	(9,417,019)	(406,424)	(24,201,692)	(643,232)
Dividends to preferred shareholders	(678,989)	—	(1,357,978)	—

Net loss available to common shareholders	$(10,096,008)	$(406,424)	$(25,559,670)	$(643,232)

Per-share information — basic and diluted:
Net loss available to common stockholders	$(1.32)	$(20.32)	$(3.95)	$(32.16)

Weighted-average common shares outstanding — basic and diluted	7,670,120	20,000	6,465,875	20,000

See accompanying notes

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2007
AND THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)

							Total
					Additional		Stockholders’
	Common Stock		Preferred Stock		Paid-In	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, December 31, 2006	20,000	$200	—	$—	$220,800	$(669,011)	$(448,011)
Issuance of common stock	4,300,101	43,001	—	—	42,958,007	—	43,001,008
Issuance of preferred stock	—	—	32,128	32,128,000	—	—	32,128,000
Dividends on preferred stock	—	—	—	629,620	(629,620)	—	—
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(3,784,089)	—	(3,784,089)
Other offering costs	—	—	—	—	(511,218)	—	(511,218)
Net loss	—	—	—	—	—	(17,346,062)	(17,346,062)
Amortization of stock options	—	—	—	—	4,200	—	4,200

Balance, December 31, 2007	4,320,101	43,201	32,128	32,757,620	38,258,080	(18,015,073)	53,043,828

Issuance of common stock	4,747,464	47,475	—	—	47,427,168	—	47,474,643
Redemption of common stock	(30,000)	(300)	—	—	(299,700)	—	(300,000)
Dividends on preferred stock	—	—	—	1,357,978	(1,357,978)	—	—
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(4,177,769)	—	(4,177,769)
Other offering costs	—	—	—	—	(570,455)	—	(570,455)
Net loss	—	—	—	—	—	(24,201,692)	(24,201,692)

Balance, June 30, 2008	9,037,565	$90,376	32,128	$34,115,598	$79,279,346	$(42,216,765)	$71,268,555

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited)
	Six Months Ended
	June 30,
	2008	2007
Cash Flows from Operating Activities:
Net loss	$(24,201,692)	$(643,232)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depletion	10,512,082	—
Unrealized loss on interest rate swaps	365,252	—
Other amortization	83,220	—
Noncash interest expense	4,188,294	—
Stock-based incentive compensation expense	—	4,200
Basis of timberland sold	2,341,100	—
Changes in assets and liabilities:
Increase in accounts receivable	(54,879)	—
Decrease (increase) in prepaid expenses and other assets	2,510,786	(86,517)
Decrease in accounts payable and accrued expenses	(1,814,647)	—
Increase in due to affiliates	3,330,672	—
Increase in other liabilities	1,396,733	—

Net cash used in operating activities	(1,343,079)	(725,549)

Cash Flows from Investing Activities:
Investment in timber, timberland, and related assets	(636,078)	—
Release of escrowed funds by lenders	1,212,850	—

Net cash provided by investing activities	576,772	—

Cash Flows from Financing Activities:
Repayments of mezzanine loan	(36,538,882)	—
Repayments of senior loan	(2,768,410)	—
Notes payable to affiliate	—	114,000
Due to affiliates	—	725,532
Issuance of common stock	47,335,104	—
Redemption of common stock	(300,000)	—
Commissions on stock sales and related dealer-manager fees paid	(4,084,333)	—

Net cash provided by financing activities	3,643,479	839,532

Net increase in cash and cash equivalents	2,877,172	113,983
Cash and cash equivalents, beginning of period	1,474,780	202,829

Cash and cash equivalents, end of period	$4,351,952	$316,812

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(unaudited)

1.	Organization
Wells Timberland REIT, Inc. (“Wells Timberland REIT”) was formed on September 27, 2005 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) but has not yet qualified or elected to be taxed as a REIT. Wells Timberland REIT engages in the acquisition and ownership of timberland located throughout the United States. Substantially all of Wells Timberland REIT’s business is conducted through Wells Timberland Operating Partnership, L.P. (“Wells Timberland OP”), a Delaware limited partnership formed on November 9, 2005, of which Wells Timberland REIT is the sole general partner, possesses full legal control and authority over its operations, and owns 99% of its common units. Wells Timberland Management Organization, LLC (“Wells TIMO”), a wholly owned subsidiary of Wells Capital, Inc. (“Wells Capital”), is the sole limited partner of Wells Timberland OP. In addition, Wells Timberland OP formed Wells Timberland TRS, Inc. (“Wells Timberland TRS”), a wholly owned subsidiary organized as a Delaware corporation, on January 1, 2006 (see Note 2). Unless otherwise noted, references herein to Wells Timberland REIT shall include Wells Timberland REIT and all of its subsidiaries, including Wells Timberland OP, and the subsidiaries of Wells Timberland OP and Wells Timberland TRS. Under an agreement (as amended and restated, the “Advisory Agreement”), Wells TIMO performs certain key functions on behalf of Wells Timberland REIT and Wells Timberland OP, including, among others, the investment of capital proceeds and management of day-to-day operations (see Note 7).
As of June 30, 2008, Wells Timberland REIT owned approximately 226,500 acres of timberland and held long-term leasehold interests in approximately 93,600 acres of additional timberland, all of which is located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia (the “Mahrt Timberland”). Wells Timberland acquired the Mahrt Timberland on October 9, 2007. Wells Timberland REIT generates a substantial portion of its revenues from selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, selling higher and better use timberlands (“HBU”), and leasing land-use rights to third parties. Wells Timberland REIT expects to generate additional revenues and income from selling the rights to extract natural resources, other than timber, from timberland. Wells Timberland REIT holds various credit facilities outstanding as of June 30, 2008, which require interest and certain mandatory principal reduction payments that are payable during 2008 and 2009 (see Note 4). Wells Timberland REIT expects to generate sufficient cash flow from operations and future equity offerings to meet all such required principal and interest payment requirements.
On August 11, 2006, Wells Timberland REIT commenced its initial public offering (“Initial Public Offering”) of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through Wells Timberland REIT’s distribution reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. On January 17, 2008, the board of directors of Wells Timberland REIT approved an extension of the termination date of the Initial Public Offering from August 11, 2008 to August 11, 2009. Wells Timberland REIT began actively selling its common shares in May 2007. Wells Timberland REIT commenced operations after receiving and accepting subscriptions in its Initial Public Offering equal to the minimum offering of $2.0 million on July 11, 2007. As of June 30, 2008, Wells Timberland REIT has raised gross offering proceeds from the sale of common stock under the Initial Public Offering of approximately $90.5 million. After deductions from such gross offering proceeds for payments of selling commissions and dealer-manager fees of approximately $8.0 million, other organization and offering expenses of approximately $1.1 million, and common stock redemptions of approximately $0.3 million under the share redemption plan, Wells Timberland REIT had received aggregate net offering proceeds of approximately $81.1 million.
Wells Timberland REIT’s common stock is not listed on a national securities exchange. Wells Timberland REIT’s charter requires that in the event Wells Timberland REIT’s common stock is not listed on a national securities exchange by August 11, 2018, Wells Timberland REIT must either (i) seek stockholder approval of an extension or amendment of this listing deadline or (ii) stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that Wells Timberland REIT seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, Wells Timberland REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Timberland REIT seeks and does not obtain approval to liquidate, Wells Timberland REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements of Wells Timberland REIT have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”), including the instructions to Form 10-Q and Article 10 of Regulation S-X and do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of results for a full year.
Wells Timberland REIT owns a controlling financial interest in Wells Timberland OP and Wells Timberland TRS and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Timberland OP and Wells Timberland TRS are prepared using accounting policies consistent with those used by Wells Timberland REIT. All significant intercompany balances and transactions have been eliminated in consolidation.
For further information, refer to the financial statements and footnotes included in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2007.
Income Taxes
Wells Timberland REIT is organized as a C Corporation and, accordingly, is subject to federal income taxes for those periods. Wells Timberland REIT accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, whereby deferred taxes are provided for based upon the differences between the financial statement and income tax basis of assets and liabilities using currently enacted tax laws and the tax rates expected to be in effect when such taxes are incurred or recovered. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.
Pursuant to Wells Timberland REIT’s charter, the board of directors has the authority to determine when and if it is in Wells Timberland REIT’s best interest to elect to qualify for federal income tax treatment as a REIT. Wells Timberland REIT expects that the board of directors will elect for Wells Timberland REIT to qualify as a REIT for the first taxable year in which (i) Wells Timberland REIT would otherwise qualify to be taxed as a REIT and (ii) Wells Timberland REIT generates substantial taxable income such that REIT status would be in the best interest of its stockholders. To qualify as a REIT, Wells Timberland REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of Wells Timberland REIT’s ordinary taxable income to stockholders. As a REIT, Wells Timberland REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Timberland REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Wells Timberland REIT relief under certain statutory provisions.
Wells Timberland REIT intends, upon its qualification as and election to be taxed as a REIT, to treat Wells Timberland TRS as a taxable REIT subsidiary. At the point in time at which Wells Timberland REIT elects to be treated as a REIT, it may be beneficial for Wells Timberland REIT to perform certain non-customary services, including real estate or non-real estate related services, through Wells Timberland TRS. Earnings from services performed through Wells Timberland TRS are subject to federal and state income taxes irrespective of the dividends paid deduction available to REITs for federal income tax purposes. In addition, for Wells Timberland REIT to qualify as a REIT, Wells Timberland REIT’s investment in Wells Timberland TRS may not exceed 25% of the value of the total assets of Wells Timberland REIT.
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures required for fair value measurements under GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. In February 2008, the FASB issued Staff Position No. SFAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). FSP 157-1, which is effective upon the initial adoption of SFAS 157, excludes SFAS Statement No. 13, Accounting for Leases (“SFAS 13”), as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS 13, from the scope of SFAS 157. In February 2008, the FASB issued Staff Position No. SFAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for all nonrecurring nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. Accordingly, FSP 157-2 will be effective for Wells Timberland REIT beginning January 1, 2009, and all other aspects of SFAS 157 will be effective for Wells Timberland REIT beginning January 1, 2008.
Fair value is defined by SFAS 157 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. SFAS 157 defines the following fair value hierarchy:
Level 1 — Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.
Level 2 — Assets and liabilities valued based on observable market data for similar instruments.
Level 3 — Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.
When determining the fair value measurements for assets and liabilities required or permitted to be recorded at and/or marked to fair value, Wells Timberland considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, Wells Timberland REIT looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, Wells Timberland REIT looks to market observable data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets and Wells Timberland REIT must use alternative valuation techniques to derive a fair value measurement.
Wells Timberland REIT applied the provisions of SFAS 157 in recording its interest rate swaps at fair value. The valuation of the interest rate swaps was determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The adoption of SFAS 157 did not have a material impact on Wells Timberland REIT’s results of operations or financial condition.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 was adopted by Wells Timberland REIT effective January 1, 2008. Wells Timberland REIT did not elect the fair value options available under this statement.
In November 2007, the Emerging Issues Task Force (“EITF”) issued Issue No. 07-6, Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, Accounting for Sales of Real Estate, When the Agreement Includes a Buy-Sell Clause (“Issue No 07-6”). Under Issue No. 07-6, the EITF reached a consensus that a buy-sell clause does not, in and of itself, constitute a prohibited form of continuing involvement that would prevent partial gain recognition. However, a buy-sell clause may be considered a form of prohibited continuing involvement if it includes (a) an option for the buyer to require the seller to repurchase the interest or (b) an option for the seller to require the buyer to sell the interest back to the seller. Issue No. 07-6 was effective for Wells Timberland REIT beginning January 1, 2008. The implementation of Issue No. 07-6 did not have a material effect on Wells Timberland REIT’s consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R), Business Combination (“SFAS 141(R)”). SFAS 141(R) requires, among other things, for (i) transaction costs to be expensed as incurred and (ii) preacquisition contingencies, such as environmental or legal issues, to be recorded at fair value as of the acquisition date. SFAS 141(R) will be effective for Wells Timberland REIT beginning January 1, 2009. Wells Timberland REIT is currently assessing the provisions and evaluating the financial impact of SFAS 141(R) on its consolidated financial statements.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 requires, among other things, for (i) noncontrolling ownership interests to be classified as equity, instead of as a minority interest component of mezzanine equity, and (ii) earnings from noncontrolling interests to be included in earnings from consolidated subsidiaries with an additional disclosure of the allocation of such earnings between controlling and noncontrolling interests on the face of the statement of operations. SFAS 160 will be effective for Wells Timberland REIT beginning January 1, 2009. Wells Timberland REIT is currently assessing the provisions and evaluating the financial impact of SFAS 160 on its consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities- an amendment to FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. The additional disclosures include descriptions of how and why the entity uses derivative instruments, how such instruments are accounted for under FASB Statement No. 133, and how derivative instruments affect the entity’s financial position, financial performance, and cash flows. SFAS 161 will be effective for Wells Timberland REIT beginning January 1, 2009, with early adoption encouraged. Wells Timberland REIT is currently assessing the provisions and evaluating the financial impact of SFAS 161 on its consolidated financial statements.
Reclassifications
Certain prior period amounts, as reported, have been reclassified to conform to the current period financial statement presentation.

3.	Timber and Timberlands
As of June 30, 2008 and December 31, 2007, timber and timberlands consisted of the following, respectively:

	As of June 30, 2008
	Gross	Depletion	Net
Timber	$228,353,446	$10,512,082	$217,841,364
Timberlands	167,661,070	—	167,661,070

Timber and Timberlands	$396,014,516	$10,512,082	$385,502,434

	As of December 31, 2007
	Gross	Depletion	Net
Timber	$232,987,663	$4,116,992	$228,870,671
Timberlands	168,848,867	—	168,848,867

Timber and Timberlands	$401,836,530	$4,116,992	$397,719,538

4.	Notes Payable
During the three months ended June 30, 2008, Wells Timberland REIT engaged in the following significant activities with respect to its notes payable:
Wells Timberland REIT paid down the mezzanine loan by approximately $36.5 million, which, when added to principal payments made in prior periods, reduced the aggregate outstanding principal balance of the mezzanine loan to an amount not greater than $120.0 million, as required under the terms of the amended mezzanine loan agreement. Wells Timberland REIT is required to pay down the outstanding principal balance of the mezzanine loan to an amount no greater than $90.0 million by August 29, 2008, and no greater than $60.0 million by October 17, 2008. Provided these repayment thresholds are met, the mezzanine loan will mature and any remaining outstanding principal balances will become due and payable on March 2, 2009.
The credit agreement for the senior loan contains mandatory prepayment requirements from proceeds generated from dispositions of timber and timberlands less a working capital reserve. During the three months ended June 30, 2008, Wells Timberland REIT paid down the senior loan by approximately $0.3 million and funded the working capital reserve by approximately $1.3 million with proceeds from timber sales.
During the six months ended June 30, 2008, Wells Timberland REIT made interest payments on the senior loan and the mezzanine loan of approximately $7.0 million and approximately $7.1 million, respectively. Wells Timberland REIT made interest payment of approximately $2,200 during the six months ended June 30, 2007.

5.	Commitments and Contingencies
MeadWestvaco Timber Agreements
In connection with its acquisition of the Mahrt Timberland, Wells Timberland REIT entered into a master stumpage agreement and a fiber supply agreement (collectively, the “Timber Agreements”) with a wholly owned subsidiary of MeadWestvaco Corporation (“MeadWestvaco Subsidiary”). The master stumpage agreement provides that Wells Timberland REIT will sell specified amounts of timber and make available certain portions of the Mahrt Timberland to Wells Timberland TRS for harvesting at $0.10 per ton of qualifying timber purchased by MeadWestvaco Subsidiary plus a portion of the gross proceeds received from MeadWestvaco Subsidiary under the fiber supply agreement. The fiber supply agreement provides that MeadWestvaco Subsidiary will purchase specified amounts of timber, including pine pulpwood, hardwood pulpwood, chip-n-saw, and pine sawlogs, from Wells Timberland

TRS at specified prices per ton of timber, depending upon the type of timber. The fiber supply agreement is subject to market pricing adjustments after August 14, 2008. The initial term of the Timber Agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The Timber Agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco Subsidiary in order to meet its paperboard and lumber production requirements at specified mills and provide Wells Timberland REIT with a reliable consumer for the wood products from the Mahrt Timberland.
Litigation
Wells Timberland REIT is from time to time a party to legal proceedings that arise in the ordinary course of its business. Wells Timberland REIT is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells Timberland REIT. Wells Timberland REIT is not aware of any such legal proceedings contemplated by governmental authorities.

6.	Supplemental Disclosures of Noncash Activities
Outlined below are significant noncash investing and financing transactions for the six months ended June 30, 2008 and 2007:

	Six months ended
	June 30,
	2008	2007
Other offering costs due to affiliate	$570,455	$—

Discounts applied to issuance of common stock	$139,539	$—

Dividends accrued on preferred stock	$1,357,978	$—

Amortization of stock options	$—	$4,200

7.	Related-Party Transactions
Advisory Agreement
Wells Timberland REIT and Wells Timberland OP are party to the Advisory Agreement with Wells TIMO, a wholly-owned subsidiary of Wells Capital.
Pursuant to the Advisory Agreement, Wells TIMO is entitled to the following fees and reimbursements:
•	Reimbursement of organization and offering costs paid by Wells TIMO and its affiliates on behalf of Wells Timberland REIT, not to exceed 1.2% of gross offering proceeds. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds, all organization and offering costs will be incurred by Wells TIMO and not by Wells Timberland REIT.

•	Monthly asset management fees equal to one-twelfth of 1.0% of the greater of (i) the gross cost of all investments made on behalf of Wells Timberland REIT or (ii) the aggregate value of such investments. Wells TIMO may engage experienced timber management companies to assist Wells TIMO with certain of its asset management responsibilities under the Advisory Agreement, including investing in timberland and selling timber on behalf of Wells Timberland REIT. Any timber asset managers would perform these services under contracts with Wells TIMO and would be compensated by Wells TIMO under the terms of such contracts.

•	Reimbursement for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset portfolio manager, including wages and salaries and other employee-related expenses of Wells TIMO’s employees engaged in the management, administration, operations, and marketing functions. Employee-related expenses include taxes, insurance, and benefits relating to such employees, and legal, travel, and other out-of-pocket expenses that are directly related to the services they provide.

•	For any property sold by Wells Timberland REIT, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by Wells Timberland REIT’s independent directors), Wells Timberland REIT will pay Wells TIMO a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by Wells Timberland REIT’s board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

On July 11, 2008, Wells Timberland REIT amended and restated the Advisory Agreement (the “Amended Advisory Agreement”). The Amended Advisory Agreement amends certain definitions in order to provide for the reimbursement of expenses to Wells TIMO by Wells Timberland REIT in connection with offerings of Wells Timberland REIT’s common stock that are exempt from the registration provisions of the Securities Act of 1933 (see Note 8, Master Purchase Agreement). The Amended Advisory Agreement has a one-year term that began on July 11, 2008, the effective date of the Amended Advisory Agreement, and renews for successive one-year terms upon the mutual consent of the parties. Wells Timberland REIT may terminate the Amended Advisory Agreement without penalty upon 60 days’ written notice. If Wells Timberland REIT terminates the Amended Advisory Agreement, it will pay Wells TIMO all unpaid reimbursements of expenses and all earned but unpaid fees. In addition, if the Amended Advisory Agreement is terminated without cause, the special units of limited partnership held by Wells TIMO will be redeemed. For further information on the special units, including redemption payments, refer to the consolidated financial statements and accompanying notes included in Wells Timberland REIT’s Annual Report on Form 10-K for the year ended December 31, 2007.
Under the terms of the Amended Advisory Agreement, Wells Timberland REIT is required to reimburse Wells TIMO for certain organization and offering costs up to the lesser of actual expenses or 1.2% of gross offering proceeds raised. As of June 30, 2008, Wells Timberland REIT has charged to additional paid-in capital cumulative organization and other offering costs of approximately $1.1 million related to the Initial Public Offering, which represents approximately 1.2% of cumulative gross proceeds raised by Wells Timberland REIT under the Initial Public Offering. As of June 30, 2008 and December 31, 2007, Wells TIMO and its affiliates have incurred aggregate organization and offering expenses on behalf of Wells Timberland REIT of approximately $3.3 million and $2.7 million, respectively.
Dealer-Manager Agreement
Wells Timberland REIT has executed a dealer-manager agreement (the “Dealer-Manager Agreement”), whereby Wells Investment Securities, Inc. (“WIS”), an affiliate of Wells Capital, will perform the dealer-manager function for Wells Timberland REIT’s Initial Public Offering. For these services, WIS shall earn a fee of up to 7.0% of the gross offering proceeds from the sale of Wells Timberland REIT’s shares. Additionally, WIS will earn a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. A portion of the fees under the Dealer-Manager Agreement will be re-allowed to participating broker/dealers. Dealer-manager fees apply to the sale of shares in the primary offering only, and do not apply to the sale of shares under Wells Timberland REIT’s distribution reinvestment plan.
Related-Party Costs
Pursuant to the terms of the agreements described above, Wells Timberland REIT incurred the following related-party costs for the three months and six months ended June 30, 2008 and 2007, respectively:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Commissions(1)(2)	$1,860,265	$—	$3,323,225	$—
Administrative reimbursements	700,502	195,907	1,324,882	295,404
Dealer-manager fees(1)	478,354	—	854,544	—
Asset management fees	998,993	—	2,005,790	—
Disposition fees	—	—	80,485	—
Other offering costs(1)	312,924	—	570,455	—

Total	$4,351,038	$195,907	$8,159,381	$295,404

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders’ equity as incurred.

(2)	Substantially all commissions have been re-allowed to participating broker/dealers through June 30, 2008.

Due to Affiliates
The detail of amounts due to affiliates is provided below as of June 30, 2008 and December 31, 2007:

	June 30,	December 31,
	2008	2007
Administrative reimbursements due to Wells TIMO	$4,340,906	$3,016,024
Asset management fees due to Wells TIMO	2,676,988	671,198
Other offering cost reimbursements due to Wells TIMO	860,545	290,090
Commissions and dealer-manager fees due to WIS	82,965	129,068

Total	$7,961,404	$4,106,380

Conflicts of Interest
As of June 30, 2008, Wells TIMO had nine employees. Until such time, if ever, as Wells TIMO hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will rely upon employees of Wells Capital, the parent company and manager of Wells TIMO, to perform many of its obligations. Wells Capital also is a general partner or advisor of various affiliated public real estate investment programs (“Wells Real Estate Funds”). As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds and managing Wells TIMO’s activities under the Advisory Agreement, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for Wells Timberland REIT and Wells Real Estate Funds.
Additionally, one of the independent members of Wells Timberland REIT’s board of directors also serves on the board of another REIT sponsored by Wells Capital and, accordingly, may encounter certain conflicts of interest regarding investment and operations decisions.
Economic Dependency
Wells Timberland REIT engaged Wells TIMO and WIS to provide certain services essential to Wells Timberland REIT, including asset management services, supervision of the management of properties owned by Wells Timberland REIT, asset acquisition and disposition services, the sale of shares of Wells Timberland REIT’s common stock, as well as other administrative responsibilities, including accounting services, stockholder communications, and investor relations. Wells TIMO and WIS are dependent on Wells Capital to provide certain services that are essential to their operations. These agreements are terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells Timberland REIT is dependent upon Wells Capital, Wells TIMO, and WIS.
Wells Capital, Wells TIMO, and WIS are all owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). The operations of Wells Capital and WIS represent substantially all of the business of WREF. Accordingly, Wells Timberland REIT focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells TIMO, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells Timberland REIT might be required to find alternative service providers.
Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells TIMO, Wells Capital, WIS, and their affiliates based on, among other things, the level of investor proceeds raised from the sale of common stock of WREF-sponsored investment products. As of June 30, 2008, Wells Timberland REIT believes that WREF generates adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and current receivables to meet its current and future obligations as they become due.
WREF guarantees the mezzanine loan held by Wells Timberland REIT, which had an outstanding principal balance of approximately $106.9 million as of July 31, 2008 (see Note 4).

8.	Subsequent Events
Sale of Shares of Common Stock
From July 1, 2008 through July 31, 2008, Wells Timberland REIT raised approximately $8.0 million through the issuance of approximately 0.8 million shares of common stock under the Initial Public Offering. As of July 31, 2008, approximately 65.2 million shares remained available for sale to the public, exclusive of shares available under Wells Timberland REIT’s distribution reinvestment plan.

Master Purchase Agreement
On July 11, 2008, Wells Timberland REIT entered into a master purchase agreement (the “Master Purchase Agreement”) with Wells TIMO, Wells-DFH Timberland Nr.88 GmbH & Co. KG, a German closed end fund (the “German Fund”), and Deutsche Fonds Holding AG, a corporation organized under the laws of Germany (“DFH”). Pursuant to the Master Purchase Agreement, Wells Timberland REIT has agreed to sell up to approximately 53.8 million shares (the “Shares”) of Wells Timberland REIT’s common stock to the German Fund, at a price per share of $9.30, for an aggregate purchase price of up to approximately $500.0 million. In Wells Timberland REIT’s Initial Public Offering, shares of Wells Timberland REIT’s common stock are typically sold to investors at a price per share of $10.00 and, after the application of the 7.0% sales commission and the 1.8% dealer manager fee, Wells Timberland REIT receives net proceeds (before expenses) of $9.12 per share. In the German offering, Wells Timberland REIT is selling shares of our common stock to the German Fund at a price per share of $9.30. The German Fund will not pay the sales commission or the dealer-manager fee in connection with the German offering; however, Wells Timberland REIT will pay DFH a distribution fee of 1.0% of the gross proceeds that it receives from the German offering. As a result, in respect of those shares of Wells Timberland REIT’s common stock sold in the German offering, Wells Timberland REIT will receive net proceeds (before expenses) of $9.21 per share, which is greater than the $9.12 per share that Wells Timberland REIT receives in its Initial Public Offering after deducting the sales commission and dealer manager fee. The German Fund’s right to purchase Shares pursuant to the Master Purchase Agreement will continue until the earlier to occur of (i) the sale of all of the Shares offered thereby, or (ii) December 31, 2008. The sale of Shares pursuant to the Master Purchase Agreement is being conducted pursuant to Regulation S under the Securities Act of 1933, as amended, and is separate and in addition to Wells Timberland REIT’s Initial Public Offering.

SUPPLEMENTAL INFORMATION — The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated December 14, 2007, Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008, Supplement No. 7 dated July 31, 2008 and Supplement No. 8 dated August 22, 2008.
Supplement No. 1 includes:
•	the status of our initial public offering;

•	the extension of our initial public offering;

•	the formation of an operations committee of our board of directors;

•	an update regarding our rescission offer to Michigan residents;

•	changes to the suitability standards for investors in the state of North Carolina; and

•	an amended subscription agreement.
Supplement No. 2 includes:
•	the status of our initial public offering; and

•	an amendment to the terms of the financing for our purchase of the South Central Timberland.
Supplement No. 3 includes:
•	the status of our initial public offering;

•	an update to the table of contents to our prospectus;

•	a clarification regarding current limitations on our ability to elect REIT status;

•	a clarification regarding the special escrow procedures for investors in the state of Pennsylvania; and

•	changes to the suitability standards for investors in the state of Pennsylvania.
Supplement No. 4 includes:
•	the status of our initial public offering;

•	A change to the “Experts” section of our prospectus;

•	Updated “Prior Performance Summary” disclosure in our prospectus;

•	Updated prior performance tables;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” as of December 31, 2007; and

•	Our consolidated financial statements as of December 31, 2007 and 2006, together with our results of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 and 2006 and for the period from November 10, 2005 (Date of Inception) through December 31, 2006.
Supplement No. 5 includes:
•	the status of our initial public offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that in our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed on May 14, 2008; and

•	our unaudited financial statements as of and for the three months ended March 31, 2008.

Supplement No. 6 includes:
•	the status of our initial public offering; and

•	our entry into a master purchase agreement with respect to the offering of up to 53,763,441 shares of common stock to a German closed end fund pursuant to Regulation S under the Securities Act, which we refer to herein as the “German offering.” The German offering is an unregistered offering being made solely to a non-“U.S. person,” and is separate and in addition to our ongoing, concurrent public offering.
Supplement No. 7 includes:
•	the status of our initial public offering;

•	Increased suitability standards for investors in the States of Alaska, California, Indiana, North Carolina and Oregon;

•	Additional liquidity disclosures regarding programs sponsored by our sponsor; and

•	A clarification regarding our share redemption plan.
Supplement No. 8 includes:
•	the status of our initial public offering;

•	the amended and restated Advisory Agreement;

•	the amendment of our charter;

•	additional disclosures regarding “Federal Income Tax Considerations”;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2008, filed on August 13, 2008; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2008 as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2008.